                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF MARCH 2004

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F __X__ Form 40-F

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes __ No __X__

                            WHARF FINAL RESULTS 2003:

                      SOLID PERFORMANCE IN A DIFFICULT YEAR

Hong Kong, March 16, 2004...... The Directors of The Wharf (Holdings) Limited
announced today that the Group profit attributable to shareholders for the year ended December 31, 2003 amounted to HK$3,043 million, an increase of 35% as compared with the previous year. Earnings per share were HK$1.24, compared to HK$0.92 recorded in 2002.

Commenting on the result, Wharf's Chairman Peter K C Woo said Hong Kong faced an unprecedented myriad of events in the year 2003. Yet, with the Group's quality assets and dedicated management and staff, the Group performed well amid such spate of challenges.

"Despite the severe operating environment, all business units of the Group remained financially sound and solid," he said. "The Group's decision to prioritize debt reduction at the beginning of the year proved to be appropriate."

"Thanks to the speedy v-shaped recovery, partly the result of a series of Central Government measures designed to help revive the SAR's economy, the adjustment process lasted for only a few months. Valuations are back to the pre-SARS level or even higher while market sentiment has improved positively," he continued.

The Group recommended a final dividend of 28.00 cents per share, bringing the total dividend for the year to 60.75 cents per share.

Mr Woo said the Group's core business units performed satisfactorily during the year. While Wharf Estates Limited demonstrated its impressive crisis management capability during the SARS outbreak by taking timely and decisive marketing and operational measures which swiftly restored shoppers' and retailers' confidence in Wharf's malls, other business units also recorded steady progress. i-CABLE and Wharf T&T reported new highs in their subscriber base and number of installed fixed lines. Modern Terminals also handled a record four million TEUs in Kwai Chung.

The Group's aggregate attributable impairment provision for properties and investments in 2003 was HK$641 million lower than that for 2002. Also included in the profit for 2003 are a deemed profit of HK$312 million arising from the distribution of i-CABLE shares as part of the Company's interim dividend for the year and a write-down of fixed assets in the sum of HK$85 million.

Excluding the above-mentioned non-recurring items in both years, the Group's net profit would be HK$3,122 million in 2003, a decrease of HK$84 million or 3% compared to HK$3,206 million for 2002.

The Group's turnover for the year was HK$11,253 million, a marginal decrease of HK$80 million or 1% against HK$11,333 million earned in 2002 due chiefly to the reduction in hotel revenue and office rental income. Group operating profit before borrowing costs amounted to HK$5,050 million, decreased by HK$291 million or 5% from HK$5,341 million in 2002.

The Group reported the activities of its key business assets during the year as follows:

PROPERTY

The Property Investment segment reported a revenue of HK$4,275 million in 2003.

Harbour City

Harbour City generated a total revenue of HK$2,732 million which was lower than in 2002 as a result of a reduction in revenue from hotel, office and serviced apartment.

Harbour City's retail performance, on the other hand, showed remarkable resilience even during the SARS outbreak with occupancy stood at 96%. Crisis management and proactive marketing efforts by Wharf management paid off as business disruptions caused by SARS proved to be short-lived, as evidenced by the more than 20% year-on-year growth in foot traffic and sales per square foot of floor area during the second half. Majority of new leases and renewals in the year achieved favorable increments.

Canton Road underwent a lot of fabulous and fascinating changes in the year under review. Following the foot-steps of the world's top designer labels including Louis Vuitton, Salvatore Ferragamo, Gucci, Prada, D&G, Versus, Joyce, and Hugo Boss, other upmarket fashion and related retailers such as YSL, TOD's, a.testoni, Vivienne Westwood and Marella also joined the crowd at Harbour City along Canton Road. Together with the grand-openings of a few other prestigious brands including Christian Dior, Celine, Fendi, Cartier, Escada and Ermenegildo Zegna in the neighbourhood along Peking Road, the Canton Road area is fast becoming the most prominent high-end fashion cluster out of the Asia-Pacific region, comparable to the "Champs-Elysees" in Paris, Europe. Moreover, the recently relocated Lane Crawford department store has also given the South-end of Canton Road a brand new refreshing look.

Offices occupancy climbed to 88% at year end. However, bound by the sector-wide negative reversionary cycle, Harbour City offices generated a lower total revenue in 2003 when compared to a year before. Net take-up floor exceeded 200,000 square feet during the year.

New supply and competition from hotels continued to drag the performance of the Group's serviced apartment operations. During the year, Gateway Apartments' average occupancy stood at 70%. About 65% of the outstanding tenancies have a 12-month or above duration.

Affected by the SARS incident, consolidated occupancy for the three Marco Polo Hotels at Harbour City declined to 67% in the year.

Times Square

Total revenue generated by Times Square amounted to HK$841 million, 6% lower than a year before due mainly to a reduced contribution from its office area.

For the year 2003, retail occupancy stood at 98%. Higher rental rates and occupancy together increased total revenue generated by the Times Square shopping complex. As in the case of Harbour City, numerous innovative marketing programmes and extensive hygiene measures help boost foot traffic to above pre-SARS level within weeks. Benefited from the buoyant tourism industry and improving economic indicators in the second half, Times Square also recorded a favourable gain in rental reversion.

Times Square's office occupancy declined to 83% as a major tenant relocated to Tai Po during the year. Despite keen competition, more than 70% of the office tenancies expired in 2003 were retained including reputable tenants like Giorgio Armani, L'Oreal, The Royal Bank of Scotland and Charles Schwarb. Moreover, the joining of other popular household names such as Honda Motors and ABN Amro Bank has made new lettings to total 113,000 square feet.

The property development segment made steady progress in 2003.

Since the launch of Sorrento Phase I in November 2001, cumulative sales and proceeds recorded reached 1,251 units (98% sold) and HK$5.9 billion as at the end of 2003. As for Phase II which was launched in November 2002, cumulative sales and proceeds reached 728 units (85% sold) and HK$4.7 billion as at the end of 2003.

As at the end of December 2003, cumulative sales of Bellagio Phases I and II reached 1,585 units (93% sold), realizing sales proceeds of about HK$3.7 billion. Presales of Bellagio Phases III and IV, covering 1,650 units, is scheduled for the second half of 2004.

CME

Benefited from the continuous increases in subscribers to Pay TV, Broadband and telecommunications services, the CME segment reported growth of HK$143 million or 4% to HK$3,578 million in aggregate revenue; and growth of HK$3 million or 1% to HK$432 million in operating profit in 2003.

Subscribers for Pay TV grew by 8% to reach 656,000 at the end of 2003. Turnover increased by HK$23 million or 1% to HK$1,734 million and operating profit rose by HK$112 million or 34% to HK$444 million for 2003.

Broadband revenue decreased by HK$41 million or 9% to HK$409 million in spite of a subscriber growth of 14% to 258,000. The operating results recorded a loss of HK$85 million against profit of HK$9 million in 2002. The unfavourable results were primarily due to substantial decline of ARPU from HK$180 year-on-year to HK$129.

Wharf T&T increased its revenue by 11% to HK$1,235 million compared to the results of 2002 against a backdrop of a competitive environment. During 2003, its installed base of fixed lines grew by 28% to reach 433,000 lines with a market share of 11%. Revenue from fixed-line telephony services rose by 16% to HK$982 million and IDD revenue rose by 7% to HK$253 million with the ratio between fixed-line and IDD improved to 4:1.

WHARF CHINA

The total revenue contributed by the logistics segment, mainly from the company's 55.3%-owned subsidiary Modern Terminals, was HK$3,221 million, an increase of HK$18 million or 1% as compared with a year before.

Modern Terminals handled about four million TEUs during 2003, representing a year-on-year growth of more than 10% which was way higher than Kwai Chung's average.

All on-going projects in China are progressing in accordance to plan.

FINANCIAL POSITION

Net borrowing costs charged for the year decreased by HK$275 million or 36% to HK$480 million. The Group's average borrowing cost for the year was 2.66% per annum, a reduction from 3.59% per annum in 2002.

GOING FORWARD

Going forward, Mr Woo is confident that Wharf is well-positioned to benefit from the economic up-cycle.

"With the Central Government's effective measures precisely targeting at Hong Kong's three pillars - the Trade & Commerce (CEPA), Tourism (relaxation of travel restrictions on individuals) and Finance (allowing banks in Hong Kong to operate RMB business) industries, business outlook has turned positive"

"Together with the high growth recorded out of the PRD economic region, acting as the lead business platform of the regional economy, Hong Kong is showing solid signs of domestic recovery for the first time since the Asian financial crisis in 1997. Many see that the deflation era is coming to an end. Moreover, China's overall GDP growth of 7% this year would also offer a strong economic environment for business growth," he said.

                                       ###

                      [THE WHARF (HOLDINGS) LIMITED LOGO]

                          THE WHARF (HOLDINGS) LIMITED
                            2003 RESULTS ANNOUNCEMENT

                     "SOLID PERFORMANCE IN A DIFFICULT YEAR"

- Group profit amounted to HK$3,043 million, an increase of 35% as compared to HK$2,259 million achieved in 2002.

-        Earnings per share were HK$1.24 (2002: HK$0.92).

- Aggregate attributable impairment provision for properties and investments in 2003 is HK$641 million lower than that for 2002.

- Group net profit (excluding non-recurring items) was HK$3,122 million in 2003 (2002: HK$3,206 million), representing a mere drop of HK$84 million or 3%.

Operational and financial highlights:

-        Group turnover was HK$11,253 million, a marginal decrease of 1% (2002:
         HK$11,333 million).

- Group operating profit before borrowing costs amounted to HK$5,050 million, decreased by 5% (2002: HK$5,341 million).

- Property investment: Harbour City, Times Square and Plaza Hollywood generated total revenue and operating profit of HK$3,811 million and HK$2,683 million respectively (2002: HK$4,034 million and HK$2,965 million respectively).

- CME (Communications, Media and Entertainment): Aggregate revenue grew 4% to HK$3,578 million; operating profit grew 1% to HK$432 million.

- Logistics: Total revenue, mainly contributed by Modern Terminals, was HK$3,221 million, representing an increase of 1% (2002: HK$3,203 million). Operating profit was HK$1,827 million, a slight decrease of 1%.

- Net borrowing costs decreased by 36% to HK$480 million (2002: HK$755 million). Average borrowing cost was 2.66% p.a. (2002: 3.59% p.a.).

-        Taxation charge was HK$952 million, a jump of HK$223 million (2002:
         HK$729 million) primarily resulted from the rise in Hong Kong Profit Tax rate to 17.5%

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

- Consolidated net asset value was HK$21.09 per share at December 31, 2003 (December 31, 2002 restated: HK$19.50 per share).

- The Group's net debt at December 31, 2003 was HK$17.0 billion, decreased substantially from HK$20.5 billion at December 31, 2002. Net debts to total assets and net debts to shareholders' equity as at December 31, 2003 improved to 21.4% and 32.9% respectively (as at December 31, 2002: 25.9% and 42.9% respectively).

DIVIDENDS

An interim dividend in respect of the year ended December 31, 2003 of HK$802 million ("Interim Dividend") was paid by way of (a) cash in an aggregate sum of HK$294 million ("Cash Dividend"), equivalent to 12 cents per share, and (b) distribution of 244,747,663 shares of HK$1.00 each in the share capital of i-CABLE Communications Limited ("i-CABLE Shares") held by the Company ("Distribution"), with a value of HK$2.075 per i-CABLE Share, being the closing price per i-CABLE Share on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as at August 19, 2003. On this basis, the Interim Dividend was 32.75 cents per share in total (2002: interim dividend in cash of 28 cents per share). Pursuant to the Distribution, one i-CABLE Share was distributed for every 10 Shares of the Company held. The Cash Dividend was paid, and the share certificates of i-CABLE Shares were also despatched, on September 29, 2003.

The Directors have recommended for adoption at the Annual General Meeting to be held on Tuesday, May 18, 2004 the payment on May 25, 2004 to Shareholders registered on May 18, 2004 of a final dividend in respect of the year ended December 31, 2003 of 28 cents (2002: 28 cents) per share, absorbing a total amount of HK$685 million (2002: HK$685 million). If this recommendation is approved, the total dividend for the year 2003 would amount to 60.75 cents per share which is higher than 56.00 cents for the previous year due to the Distribution.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                                  2003                  2002
                                                                Note          HK$ MILLION           HK$ Million
                                                                                                     (Restated)
Turnover                                                         (1)               11,253                11,333
Other net profit / (losses)                                      (2)                   33                   (29)
                                                                              -----------           -----------
                                                                                   11,286                11,304
Direct costs and operating expenses                                                (3,910)               (3,781)
Selling and marketing expenses                                                       (519)                 (490)
Administrative and corporate expenses                                                (515)                 (484)
                                                                              -----------           -----------
Operating profit before depreciation,
  amortisation, interest and tax                                                    6,342                 6,549
Depreciation and amortisation                                                      (1,292)               (1,208)
                                                                              -----------           -----------
Operating profit                                                 (1)                5,050                 5,341
Borrowing costs                                                  (3)                 (480)                 (755)
Net other charges                                                (4)                 (107)                 (434)
Share of profits less losses of associates                       (5)                  292                  (495)
                                                                              -----------           -----------
Profit before taxation                                                              4,755                 3,657
Taxation                                                         (6)                 (952)                 (729)
                                                                              -----------           -----------
Profit after taxation                                                               3,803                 2,928
Minority interests                                                                   (760)                 (669)
                                                                              -----------           -----------
Profit attributable to shareholders                                                 3,043                 2,259
                                                                              ===========           ===========

Dividends attributable to the year
  Interim dividend declared during the year                                           802                   685
  Final dividend proposed after the balance
    sheet date                                                                        685                   685
                                                                              -----------           -----------
                                                                                    1,487                 1,370
                                                                              ===========           ===========

Earnings per share
    Basic                                                        (7)              HK$1.24               HK$0.92
                                                                              ===========           ===========
    Diluted                                                      (7)              HK$1.24               HK$0.92
                                                                              ===========           ===========

Dividend per share
    Interim - paid                                                            32.75 CENTS           28.00 cents
    Final - proposed                                                          28.00 CENTS           28.00 cents
                                                                              -----------           -----------
                                                                              60.75 CENTS           56.00 cents
                                                                              ===========           ===========

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

NOTES TO THE ACCOUNTS

(1)  TURNOVER AND OPERATING PROFIT

     (A)  SEGMENT INFORMATION

          BUSINESS SEGMENTS

                                                  SEGMENT REVENUE                      SEGMENT RESULTS
                                               2003              2002               2003              2002
                                           HK$ MILLION       HK$ Million        HK$ MILLION       HK$ Million
Revenue and results

Property investment                            4,275             4,442             2,901             3,125
                                              ------------------------------------------------------------
   Hong Kong                                   3,552             3,674             2,745             2,874
   China                                         190               152                51                28
   Hotels                                        533               616               105               223
                                              ------------------------------------------------------------
Communications, media
    and entertainment
    ("CME")                                    3,578             3,435               432               429
                                              ------------------------------------------------------------
   Pay television                              1,734             1,711               444               332
   Internet and multimedia                       409               450               (85)                9
                                              ------            ------             -----             -----
      i-CABLE                                  2,143             2,161               359               341
   Telecommunications                          1,253             1,117                35                53
   Others                                        182               157                38                35
                                              ------------------------------------------------------------
Logistics                                      3,221             3,203             1,827             1,838
                                              ------------------------------------------------------------
   Terminals                                   2,868             2,785             1,735             1,691
   Other logistics business                      353               418                92               147
                                              ------------------------------------------------------------
                                              ------            ------             -----             -----
                                              11,074            11,080             5,160             5,392
Property development                             189               214               (17)               (9)
Investment and others                            251               308               163               202
Inter-segment revenue
  (Note)                                        (261)             (269)                -                 -
                                              ------            ------             -----             -----
                                              11,253            11,333             5,306             5,585
                                              ======            ======
Unallocated income and
  expenses                                                                          (256)             (244)
                                                                                   -----             -----
Operating profit                                                                   5,050             5,341
Borrowing costs                                                                     (480)             (755)
Net other charges
   Telecommunications                                                                (85)                -
   Property development                                                             (276)             (285)
   Investment and others                                                             254              (149)
Associates
   Property development                                                              255              (505)
   Investment and others                                                              37                10
                                                                                   -----             -----
Profit before taxation                                                             4,755             3,657
                                                                                   =====             =====

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

     Note: Inter-segment revenue eliminated on consolidation includes:

                                                        2003                 2002
                                                    HK$ MILLION          HK$ Million
Property investment                                      91                  101
CME                                                     161                  119
                                                        ------------------------
  Pay television                                         37                   37
  Internet and multimedia                                 4                    4
                                                        ---                  ---
    i-CABLE                                              41                   41
  Telecommunications                                     61                   43
  Others                                                 59                   35
                                                        ------------------------
Logistics                                                 7                   16
Investment and others                                     2                   33
                                                        ---                  ---
                                                        261                  269
                                                        ===                  ===

     GEOGRAPHICAL SEGMENT

     During the year, more than 90 per cent of the operations of the Group in terms of both turnover and operating profit was in Hong Kong.

(B)  OPERATING PROFIT IS ARRIVED AT AFTER CHARGING:

                                                                                 2003                 2002
                                                                             HK$ MILLION          HK$ Million
Depreciation
-  assets held for use under operating leases                                      85                   74
-  other assets                                                                 1,032                  941
Amortisation of prepaid expenses and
  programming library                                                             125                  171
Amortisation of goodwill                                                           50                   22
Staff costs                                                                     1,999                1,983
 including:
  Contributions to defined contribution pension
   schemes including MPF schemes                                                   68                   77
  Increase in liability for defined benefit pension
   schemes                                                                         36                    -
Auditors' remuneration
  Audit services                                                                    9                    9
  Other services                                                                    1                    1
Cost of properties sold during the year                                           176                  204

and crediting:
Rental income less direct outgoings, including
    contingent rentals HK$104 million
    (2002: HK$58 million)                                                       2,930                3,050
Interest income                                                                   131                  166
Dividend income from listed investments                                            47                   46
Dividend income from unlisted investments                                          76                  109
                                                                                =====                =====

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

(2)  OTHER NET PROFIT / (LOSSES)

     Other net profit / (losses) represents a net profit/(loss) on disposal of investments and includes a revaluation deficit of HK$13 million (2002: deficit of HK$7 million) transferred from the investments revaluation reserves.

(3)  BORROWING COSTS

                                                                                      2003                    2002
                                                                                  HK$ MILLION             HK$ Million
Interest on:-
    Bank loans and overdrafts                                                         233                     362
    Other loans repayable within five years                                           202                     390
Other borrowing costs                                                                  99                      97
                                                                                      ---                     ---
                                                                                      534                     849
Less: Amount capitalized                                                              (54)                    (94)
                                                                                      ---                     ---
Net borrowing costs for the year                                                      480                     755
                                                                                      ===                     ===

(4)  NET OTHER CHARGES

                                                                                       2003               2002
                                                                                   HK$ MILLION        HK$ Million
Provisions for diminution in value of
   properties held for development and for sale                                        (276)              (285)
Net provisions for impairment in value of
   non-trading investments (Note a)                                                     (58)               (73)
Provision for diminution in value of
   listed debt securities                                                                 -                (19)
Write off of fixed assets/others                                                        (85)               (57)
Deemed profit on distribution of i-CABLE shares                                         312                  -
                                                                                       ----               ----
   (Note b)
                                                                                       (107)              (434)
                                                                                       ====               ====

     (a) Net provisions for impairment in value of non-trading investments include a deficit of HK$33 million (2002: HK$58 million) transferred from the investments revaluation reserves in accordance with the Group's accounting policy on accounting for investments in securities.

     (b) Deemed profit on partial disposal of a subsidiary, i-CABLE Communications Limited ("i-CABLE") of HK$312 million, arose from the distribution in specie of i-CABLE shares to the Company's shareholders as part of the 2003 interim dividend declared in August 2003.

          The 244.7 million i-CABLE shares distributed represented 12.12 % of i-CABLE's share capital, with a value of HK$508 million, calculated on the basis of the closing price on August 19, 2003. The net book value of the 244.7 million i-CABLE shares is HK$196 million, which resulted in a deemed profit on partial disposal of a subsidiary of HK$312 million.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

(5)  SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

     Share of profits less losses of associates for 2003 mainly included the attributable profits on sale of Sorrento residential units (2002: loss arose principally due to impairment of the Sorrento and Bellagio projects).

(6)  TAXATION

     (a) The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 17.5% (2002: 16%).

     (b) Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

     (c)  Taxation in the consolidated profit and loss account represents:-

                                                                                  2003                2002
                                                                              HK$ MILLION         HK$ Million
                                                                                                  (Restated)
CURRENT TAX
Hong Kong profits tax                                                             760                 556
Underprovision in respect of prior years                                           64                 108
                                                                                  ---                 ---
                                                                                  824                 664
Overseas taxation                                                                  17                   4
                                                                                  ---                 ---
                                                                                  841                 668
                                                                                  ---                 ---
DEFERRED TAX
Origination and reversal of temporary differences                                  (6)                 59
Effect of increase in tax rate on deferred tax                                     99                   -
                                                                                  ---                 ---
                                                                                   93                  59
                                                                                  ---                 ---
                                                                                  934                 727
Share of associates' Hong Kong profits tax                                         18                   2
                                                                                  ---                 ---
                                                                                  952                 729
                                                                                  ===                 ===

(7)  EARNINGS PER SHARE

     The calculation of earnings per share is based on the earnings for the year of HK$3,043 million (2002: HK$2,259 million as restated) and the weighted average of 2,447 million ordinary shares (2002: 2,447 million ordinary shares) in issue during the year.

     The calculation of diluted earnings per share is based on earnings for the year of HK$3,043 million (2002: HK$2,259 million as restated) and the weighted average of 2,447 million ordinary shares (2002: 2,447 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

     The existence of unexercised options during the year ended December 31, 2003 has no dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2003.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

(8)  CHANGES IN ACCOUNTING POLICIES

     The accounting policies and methods of computation used in preparation of the Group's accounts are consistent with those used in the accounts for the year ended December 31, 2002, except the change noted below which has been made in accordance with a revised Hong Kong Statement of Standard Accounting Practice (SSAP):

     SSAP 12 (REVISED) "INCOME TAXES"

     In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

     With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. A balance sheet method was used to recognise deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the accounts and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The effect of adopting of the new accounting policy has been applied retrospectively. Shareholders' funds as at January 1, 2003 and January 1, 2002 were restated and decreased by HK$979 million, which comprised revenue reserves of HK$690 million and investment properties revaluation reserves of HK$289 million, and HK$886 million, which comprised revenue reserves of HK$646 million and investment properties revaluation reserves of HK$240 million, respectively. The adjustments represented the deferred tax liability recognised in respect of temporary differences arising from fixed assets net of deferred tax assets in respect of tax losses recognised to the extent that it is probable that future taxable profits will be available against which the assets can be utilised. The effect of change to income tax charged to the consolidated profit and loss account and investment properties revaluation reserves, net of minority interest, for the year ended December 31, 2003 is an increased charge of HK$153 million and HK$33 million respectively (2002:
     HK$44 million and HK$49 million respectively).

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

COMMENTARY ON ANNUAL RESULTS

(I)      REVIEW OF 2003 RESULTS AND SEGMENTAL PERFORMANCE

         REVIEW OF 2003 RESULTS

         Profit attributable to Shareholders

         The Group reported a profit attributable to shareholders of HK$3,043 million for the year of 2003, an increase of HK$784 million or 35% against HK$2,259 million achieved in 2002. Earnings per share were HK$1.24, compared to HK$0.92 recorded in the previous year.

         A lower aggregate attributable impairment provision for properties and investments was provided in 2003 than that for 2002 by HK$641 million. Also included in the profit for 2003 are a deemed profit of HK$312 million arising from the distribution of i-CABLE shares as part of the Company's interim dividend for the year and a write-down of fixed assets in the sum of HK$85 million.

         Excluding the above-mentioned non-recurring items in both years, the Group's net profit would be HK$3,122 million in 2003, a mere decrease of HK$84 million or 3% compared to HK$3,206 million for 2002. The decline was chiefly attributable to the decrease in operating profit of the Group's hotel business by HK$118 million consequent to the outbreak of SARS in mid-March 2003, a drop in office rental contribution of HK$85 million under an oversupply situation prevailing in the Grade A office market, an additional tax charge of HK$223 million primarily in respect of current year's taxation and deferred tax liabilities for a rise of 1.5% in Profits Tax rate and increase in profit shared by minority interests of HK$91 million. The increase of HK$198 million in share of operating profits from associates, and savings of HK$275 million in borrowings cost mitigated the decline in profit for the year under review.

         Group's Turnover

         The Group's turnover for the year was HK$11,253 million, an overall insignificant decrease of HK$80 million or 1% against HK$11,333 million earned in 2002. The decrease in turnover was chiefly attributable to the reduction in hotel revenue of HK$83 million as a consequence of SARS and office rental income of HK$105 million, despite revenue growths totaling HK$161 million reported by Communications, Media and Entertainment and the logistics segment.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         Group Operating Profit

         Group operating profit before borrowing costs for the year 2003 amounted to HK$5,050 million, decreased by HK$291 million or 5% from HK$5,341 million in 2002. This was primarily owing to unfavourable results of hotel operations and reduction in rental contribution from office area as explained above.

         SEGMENT PERFORMANCE

         Property Investment

         For 2003, the Property Investment segment reported a revenue of HK$4,275 million representing a reduction of HK$167 million or 4%. Operating profit showed a decrease of HK$224 million or 7% to HK$2,901 million. Additional operating and promotional expenditure totaling HK$16 million were incurred during and after the SARS period in respect of the core property assets of the Group.

         Wharf Estates Limited

         Harbour City

         Harbour City, a core property investment asset of Wharf Estates Limited, generated a lower turnover to HK$2,732 million for 2003, as a result of a reduction in revenue from hotel businesses, office area and apartments. With the local tourist industry adversely affected by the spread of SARS in the second quarter of the year, the hotel operations recorded a decrease in sales of 13% to HK$533 million in 2003. Following stabilization of the SARS impact, the operating environment improved with the restoration of average room occupancy rate to the normal 80% plus level. Average hotel room occupancy for the whole year of 2003, however, reduced to around 67% as opposed to 86% achieved last year. Office area rental had been under pressure given the oversupply situation of Grade A office. The apartments also reported a decrease in revenue due to decline in both occupancy rate and rental rate in an intense competitive environment. Retails area recorded slightly lower contribution mainly because of rental loss in certain parts of Ocean Terminal, which had been reserved during part of 2003 for renovation and planned refurbishment programmes.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         Times Square

         Times Square, another core investment property asset of Wharf Estates Limited, generated in 2003 total revenue of HK$841 million, which was lower than the previous year's level by 6%. A lower office occupancy level in early part of 2003 was recorded, following the exit of an anchor tenant, which negatively impacted the revenue contribution from its office area. Revenue from retails area continued the rising trend of the previous year, resulting in improvement in both the occupancy rate and rental rate.

         Plaza Hollywood

         Plaza Hollywood, under Wharf Estates Limited, reported lower revenue of HK$238 million for 2003 further to the declines both in the occupancy rate and rental rate. The unfavourable results were partly due to its proximity to some SARS affected areas in Kowloon East.

         The aggregate property value of Harbour City, Times Square and Plaza Hollywood owned under Wharf Estates Limited was HK$50,139 million, based on the revaluation as at December 31, 2003 conducted by independent valuers. This portfolio generated total revenue and operating profit of HK$3,811 million and HK$2,683 million respectively for 2003 against HK$4,034 million and HK$2,965 million respectively reported in 2002.

         Wharf Estates Development Limited

         Owning various residential, office and industrial investment properties located in Hong Kong including the peak properties, Wharf Estates Development Limited reported improvement both in aggregate revenue and operating profit in 2003. The better results were achieved with the support of an aggressive leasing strategy.

         Wharf Estates China Limited

         With its two major investment properties in Mainland China, namely, Beijing Capital Times Square and Shanghai Times Square, Wharf Estates China Limited recorded satisfactory growth both in aggregate revenue and operating profit in 2003, reflecting the resilience of these property assets and the high economic growth of China Mainland.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         Communications, Media and Entertainment ("CME")

         Benefited from the continuous increases in subscribers to Pay TV, Broadband Internet multimedia and telecommunication services, the CME segment reported growth of HK$143 million or 4% to HK$3,578 million in aggregate revenue; and growth of HK$3 million or 1% to HK$432 million in operating profit in 2003. Albeit with increased subscribers, the Broadband services reported unfavorable results principally due to the erosion in its ARPU resulting from keen price competition.

         i-CABLE

         Pay TV

         Subscribers for Pay TV grew by 8% to reach 656,000 at the end of 2003, in spite of the absence of FIFA World Cup the year before. Accompanied by a significant year-on-year savings on programming cost and strong airtime sales performance in the second half of 2003, Pay TV turnover increased by HK$23 million or 1% to HK$1,734 million and operating profit rose by HK$112 million or 34% to HK$444 million for 2003.

         Internet and multimedia

         Internet and multimedia revenue decreased by HK$41 million or 9% to HK$409 million for 2003, in spite of a growth of Broadband subscribers by 14% to reach 258,000. The operating results recorded a loss of HK$85 million against profit of HK$9 million in 2002. The unfavourable results were primarily due to substantial decline of ARPU from HK$180 year-on-year to HK$129 following the adoption of an aggressive pricing strategy to maintain subscriber growth momentum under the highly competitive environment.

         As compared to 2002, the consolidated results of Pay TV and Internet and multimedia businesses revealed a decrease in the group revenue of i-CABLE by HK$18 million or 1% to HK$2,143 million but an increase in its operating profit before unallocated corporate expenses by HK$18 million or 5% to HK$359 million due to significant programming cost savings as a result of stringent cost control and the non-recurring World Cup related costs incurred in 2002. Added by the benefit of the decline in finance cost and the non-recurrence of the impairment loss on investment recorded in 2002, the net profit attributable to shareholders of i-CABLE thus rose by HK$103 million or 88% to HK$220 million.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         Wharf T&T (Telecommunication services)

         Against a backdrop of the competitive environment that has put pressure on nearly every aspect of the telecommunication business including but not limited to ARPU, operating cost, churn rate and sales force resources, Wharf T&T managed to increase its telecommunication revenue by 11% to HK$1,235 million compared to the results of 2002. During 2003, its installed base of fixed lines grew by 28% to reach 433,000 lines with a market share of 11%. The company's revenue from fixed-line telephony services rose by 16% to HK$982 million and IDD revenue rose by 7% to HK$253 million. The revenue ratio between fixed line and IDD was improved to nearly 4:1 to reflect the continuing shift to fixed line focus in its business model. The operating profit was, however, virtually unchanged at HK$54 million mainly due to higher depreciation charge, which neutralised the increase in EBITDA.

         Logistics

         The total revenue of Logistics segment, mainly contributed by Modern Terminals Limited ("Modern Terminals"), a 55.3%-owned subsidiary, was HK$3,221 million, an increase of HK$18 million or 1% as compared with HK$3,203 million in 2002. The operating profit, however, slightly decreased by HK$11 million or 1% to HK$1,827 million.

         Modern Terminals

         The revenue of Modern Terminals increased in 2003 as a result of a growth in throughput handled, mainly driven by strong feeder and transshipment volume. Operating profit of Modern Terminals also improved satisfactorily despite the keen competitive environment of the terminal industry in South China.

         The decrease in profit contribution from other logistics activities, resulted mainly from SARS impact, was largely offset by the increase in profit contribution of Modern Terminals.

         Property development

         In addition to their property investments, Wharf Estates Development Limited and Wharf Estates China Limited conducted during the year some property sales activities in Hong Kong and China respectively but recorded a small aggregate loss. The Sorrento and Bellagio residential projects undertaken through associates progressed their respective developments according to schedule and their sales results, not being accounted for as the Group's turnover, were successful as mentioned hereunder having regard to the volatile market conditions.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         Depreciation and amortisation

         Depreciation and amortisation charge for the year 2003 totalled HK$1,292 million (including the amortisation of goodwill HK$50 million), an increase of HK$84 million or 7% over 2002. The rise resulted from the combined effect of a net increase in depreciation of i-CABLE and Wharf T&T, which incurred further capital investments to cater for subscriber growth and service enhancement. Amortisation of goodwill increased by HK$28 million in 2003 as its estimated useful lives had been shortened to better reflect the period during which the related asset will generate economic benefits for the Group.

         Borrowing costs

         Due to a persistently low interest rate environment as well as a declining Group's net debt level, net borrowing costs as charged decreased by HK$275 million or 36% to HK$480 million for 2003 from HK$755 million incurred in the previous year. The charge was after capitalization to related assets of HK$54 million for the year compared to HK$94 million in the previous year. The Group's average borrowing cost was 2.66% p.a., a reduction from 3.59% p.a. in 2002.

         Net other charges

         The net other charge recognized in 2003 comprised the deemed profit of HK$312 million arising from a distribution of 244.7 million i-CABLE shares by the Company as part of 2003 interim dividend, net impairment provision of HK$276 million for properties under development, impairment provision of HK$58 million for investments and write off of fixed assets of HK$85 million; all before deduction of minority interest. The deemed profit on distribution of the i-CABLE shares represents the difference between the total value of HK$508 million, calculated on basis of the closing price of i-CABLE share on August 19, 2003, and the net book value of the distributed shares.

         The charges in 2002 mainly included net provisions of HK$285 million for impairment in value of various properties under development and HK$149 million for impairment in value of investments.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         Share of profits less losses of associates

         The share of profits of associates for the year was HK$292 million compared to loss of HK$495 million in 2002. The share of profit for the year under review mainly came from attributed profit on sale of Sorrento residential units benefited from the rebounding residential market, particularly in the second half of 2003. The attributed losses for last year mainly resulted from the Group's share of the aggregate provisions of HK$589 million made by the associates for the impairment in value of two property development projects, namely, Sorrento and Bellagio, 40% and 33-1/3% respectively owned by the Group.

         Profit before taxation

         The profit before taxation, which include the non-recurring items and provisions as stated above, increased by HK$1,098 million or 30% to HK$4,755 million for 2003 from HK$3,657 million against previous year.

         Taxation

         The taxation charge for 2003 was HK$952 million, a jump of HK$223 million from HK$729 million recorded in the previous year. The significant increase primarily resulted from the rise in the Hong Kong Profits Tax rate to 17.5% (2002: 16%), which affected not only the current tax charge but also the deferred tax liabilities. The latter item had, inter alia, been enlarged upon the adoption of the new accounting standard SSAP 12 "Income taxes" in the current financial year.

         Minority interests

         Minority interests were HK$760 million compared to HK$669 million in 2002. The increase arose mainly from better results achieved by two non-wholly owned subsidiaries, namely, Harbour Centre Development Limited and i-CABLE.

         Included in the Group's profit attributable to the shareholders is profit of HK$1,051 million (2002: HK$883 million) contributed aggregately from three major non-wholly owned subsidiaries, namely, the 55.3%-owned Modern Terminals, 67.1%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$891 million for the year 2003 (2002: HK$853 million).

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

(II)     LIQUIDITY AND FINANCIAL RESOURCES

         Shareholders' funds

         The Group's consolidated net asset value was HK$51,628 million or HK$21.09 per share at December 31, 2003, grew from the restated value of HK$47,734 million or HK$19.50 per share at December 31, 2002, respectively. The improvement partly reflected the net appreciation in the Group's investment and hotel property portfolios, which were revalued by independent valuers at December 31, 2003. A transfer of a net revaluation surplus of HK$2,201 million was made to the Group's revaluation reserves account for the year.

         Shareholders' funds at December 31, 2002 was restated downwards by HK$979 million as a prior year adjustment by providing an additional net deferred tax liabilities to comply with the new requirements of SSAP 12 "Income taxes" (revised) retrospectively with effective from January 1, 2003.

         Supplemental Information

         To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

                                                                                                 Per share
 Book net asset value at December 31, 2003                                                        HK$21.09
 Add adjustments for:-
 Modern Terminals
- based on the previous average transaction prices                                                    2.12

 i-CABLE
- based on market value at December 31, 2003 (@HK$1.99 p.s.)                                          0.64
                                                                                                 ---------
Adjusted net asset value per share at December 31, 2003                                           HK$23.85
                                                                                                 =========

         Net cash generated from the Group's operating activities

         For the year under review, net cash generated from the Group's operating activities increased to HK$5.4 billion from HK$4.7 billion in 2002. This was partly due to the proceeds of HK$0.5 billion from disposal of certain listed debt securities in 2003. Net cash inflow of HK$1.1 billion was recorded for investing activities which comprised net repayments of advances mainly from the associates undertaking the property developments of Bellagio and Sorrento of HK$1.7 billion, the uplift of pledged and long term deposits of HK$0.8 billion and proceeds of HK$0.3 billion from sale of long term listed investments net of purchase of fixed assets for HK$1.7 billion.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         Capital expenditure

         The capital expenditure, including programming library, incurred by the Group's core businesses during the year and related capital commitments at the year-end date are analysed as follows:

                                                                                  Capital Commitments
                                                                                as at December 31, 2003
                                                                         --------------------------------------
Business Unit/Company                                    Capital           Authorised              Authorised
                                                       Expenditure            And                    But not
                                                         In 2003         Contracted for          Contracted for
                                                       HK$ Million        HK$ Million             HK$ Million
Property investments/others                                    216                  213                   1,061
Wharf T&T                                                      512                   74                      79
i-CABLE                                                        507                  137                     180
Modern Terminals                                               441                  675                      99
                                                       -----------       --------------          --------------
                                                             1,676                1,099                   1,419
                                                       ===========       ==============          ==============
At December 31, 2002                                         2,174                1,700                   1,606
                                                       ===========       ==============          ==============

         The capital expenditure of Wharf T&T and i-CABLE mainly related to network equipment while that of the Logistics was substantially for construction of Container Terminal 9.

         In addition to the above, the Group had planned expenditures at the end of 2003 of approximately HK$2.5 billion (2002: HK$1.1 billion) mainly related to the properties under development for sale in China Mainland.

         Major property projects undertaken by associates

         Sale of the Sorrento and Bellagio projects undertaken by associates, 40%-owned and 33-1/3% owned by the Group, respectively, reported good progress. For the year under review, 673 units of Sorrento and 332 units of Bellagio were sold. At December 31, 2003, accumulated sales of Sorrento Phase I and Phase II units reached 1,251 units or 98% and 728 units or 85% respectively. The sale of Bellagio accumulated to 1,585 units or 93% of the 1,704 Phases I and II units.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         At December 31, 2003, the cash deposits in Sorrento's stakeholders account amounted to HK$0.5 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project. Following the completion of the Phase I and II units, the cash deposits in Bellagio's stakeholders' account at March 31, 2003, amounting to HK$1.2 billion were distributed to the shareholders of the project company in proportion to their equity interests in April 2003. Construction works for Bellagio Phases III and IV are underway in accordance with schedule and the estimated cost for completion of these Phases was approximately HK$1 billion. The two project companies did not have any bank borrowings at December 31, 2003.

         Gearing ratios

         As at December 31, 2003, the ratio of net debts to total assets decreased to 21.4%, while the ratio of net debts to shareholders' equity decreased to 32.9%, compared to 25.9% and 42.9% at December 31, 2002, respectively. The Group's net debts decreased substantially from HK$20.5 billion at December 31, 2002 to HK$17.0 billion at December 31, 2003, which was made up of HK$18.7 billion in debts less HK$1.7 billion in deposits and cash. Included in the Group's debts were loans of HK$1,300 million borrowed by a non-wholly owned subsidiary, Modern Terminals (2002: HK$941 million borrowed by Modern Terminals and HK$386 million borrowed by i-CABLE). These loans are without recourse to the Company and other subsidiaries of the Group.

         Availability of committed and uncommitted facilities

         High liquidity continued to sustain in the banking market during 2003. Taking advantage of the circumstances, the Group had arranged loan facilities on favourable terms in an aggregate amount of HK$6.3 billion for refinancing purpose. The asset-backed notes totalling HK$4.5 billion were prepaid in May 2003, with substantial reduction in interest margins achieved. To diversify the funding source, the Group has set up a medium term note programme, which allows the Group from time to time to issue for an aggregate amount of notes the outstanding of which will not at any time exceed US$1,000 million.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         The Group's available loan facilities and debt securities amounted to HK$26.3 billion. Debts totaling HK$18.7 billion were outstanding at December 31, 2003, against the available facilities as analysed below:

                                                                              31/12/2003
                                                         --------------------------------------------------
                                                         Available       Total                     Undrawn
                                                         Facility        Debt                      Facility
                                                            HK$           HK$                        HK$
Debt Maturity                                             Billion       Billion                    Billion
Company and wholly owned
subsidiaries

Committed facilities
Repayable within 1 year                                        5.1          5.0        27%              0.1
Repayable between 1 to 2 years                                 1.6          1.6         9%                -
Repayable between 2 to 3 years                                 4.6          4.6        24%                -
Repayable between 3 to 4 years                                 6.9          2.9        16%              4.0
Repayable between 4 to 5 years                                 2.0          1.6         8%              0.4
                                                         ---------      -------    ------          --------
                                                              20.2         15.7        84%              4.5
Uncommitted facilities                                         2.1          1.3         7%              0.8
                                                         ---------      -------    ------          --------
                                                              22.3         17.0        91%              5.3
Non wholly-owned subsidiaries
- Committed and uncommitted

Modern Terminals Limited                                       2.9          1.3         7%              1.6
i-CABLE Communications Limited                                 0.5            -         -%              0.5
Others                                                         0.6          0.4         2%              0.2
                                                         ---------      -------    ------          --------
                                                              26.3         18.7       100%              7.6
                                                         =========      =======    ======          ========

- Secured                                                      0.5          0.4         2%              0.1
- Unsecured                                                   25.8         18.3        98%              7.5

                                                         ---------      -------    ------          --------
Total                                                         26.3         18.7       100%              7.6
                                                         =========      =======    ======          ========

         Subsequent to the year end, banking and other facilities in an aggregate amount of HK$5,934 million, with maturity ranging from 3 to 7 years, have been secured to refinance the facilities of HK$6,900 million including those expiring in the year ending December 31, 2004, which further reduce average borrowing margins and lengthen the Group's maturity portfolio.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

         As at December 31, 2003, notes of HK$880 million have been issued under the above-mentioned US$1,000 million medium term note programme, of which only the amount issued had been included in the amount of the above available facility.

         As at December 31, 2003, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$3,732 million (2002: HK$17,923 million).

         An analysis of the Group's total debts by currency at December 31, 2003 is shown as below:

                                                                            HK$ Billion
                                                                            -----------
Hong Kong dollar                                                                   14.0
United States dollar (swapped into Hong Kong dollars)                               4.6
Renminbi                                                                            0.1
                                                                            -----------
                                                                                   18.7
                                                                            ===========

         The Group's debts are primarily denominated in Hong Kong and US dollars and the US dollars loans have almost fully been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

         The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

         The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2003, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.3 billion.

(III)    EMPLOYEES

         The Group has approximately 10,102 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year 2003 amounted to HK$1,999 million, compared to HK$1,983 million of 2002.

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

BOOK CLOSURE

The Register of Members of the Company will be closed from Tuesday, May 11, 2004 to Tuesday, May 18, 2004, both days inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

                                                    By Order of the Board
                                                      WILSON W. S. CHAN
                                                          Secretary
Hong Kong, March 16, 2004

The Wharf (Holdings) Limited - 2003 Results Announcement
(16 March 2004)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         THE WHARF (HOLDINGS) LIMITED - WHARF

Date: March 17, 2004

                                              By: /s/ Wilson Chan
                                                  ---------------
                                                  Name:  Wilson Chan
                                                  Title: Company Secretary